127 Public Square Cleveland, OH 44114

June 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Michael R. Clampitt

        Senior Staff Attorney

Re:	KeyCorp

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-11302

Dear Mr. Clampitt:

On behalf of KeyCorp, an Ohio corporation (“KeyCorp”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 10, 2013, with respect to the above-referenced annual report on Form 10-K, filed by KeyCorp on February 26, 2013 (“Form 10-K”) and KeyCorp’s 2013 proxy statement incorporated therein by reference (the “proxy statement”).

To facilitate the staff’s review, this letter includes the staff’s comment in italics followed by a response to the staff’s comment. Capitalized terms used in the following responses without definition have the meanings specified in the Form 10-K or the proxy statement, as applicable.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commercial Loan Portfolio, page 63

1.	Noting the significant size of this portfolio, please revise future filings to add more disclosure as to the concentrations. Consider adding a chart similar to that used for commercial real estate loans as presented on page 64. If any industry accounts for more than 10% of the portfolio, disclose the industry and the amount and percentage of the portfolio. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Securities and Exchange Commission

June 13, 2013

Our Commercial, Financial, and Agricultural or “Commercial & Industrial” loan portfolio is the largest sector of our loan portfolio, accounting for 44% of our total loan portfolio at December 31, 2012. Outstanding loans by industry classification for the commercial, financial and agricultural loan portfolio are one of the data elements that has been disclosed in our prior filings in Figure 40, Commercial, Financial and Agricultural Loans. This figure was included on page 98 of our 2012 Form 10-K.

In future filings, we will provide a commercial, financial and agricultural loans table by industry classification in the “Commercial, financial and agricultural” section within “Loans and loans held for sale” under the “Financial Condition” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. In this table, we will provide the loan composition of our commercial, financial and agricultural portfolio for the current period end, most recent December 31 period end and the comparative prior year quarter end. We will also enhance our commercial, financial and agricultural loans disclosure in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2013. A draft of the enhanced disclosure for the Form 10-Q is shown below. It should be noted that we have used March 31, 2013 and 2012 loan data for illustrative purposes to indicate the types of disclosures that will be provided going forward. We will update and continue to refine this disclosure as it is prepared for inclusion in our Form 10-Q for the second quarter of 2013. Therefore, our final disclosure will change from the version provided below; however, we would not expect the key elements of this disclosure to change substantially. New disclosures regarding our commercial, financial and agricultural loans are identified by bold type.

“Commercial, financial and agricultural. Our commercial, financial and agricultural loans, also referred to as “Commercial and Industrial,” represented 45% of our total loan portfolio at March 31, 2013, 44% at December 31, 2012, and 41% at March 31, 2012, and are the largest component of our total loans. These loans are originated by both Key Corporate Bank and Key Community Bank and are comprised of fixed and variable rate loans to our large, middle market and small business clients.

Figure XX provides our commercial, financial and agricultural loans by industry classification for the periods ended March 31, 2013, December 31, 2012, and March 31, 2012.

Securities and Exchange Commission

June 13, 2013

Figure XX. Commercial, Financial and Agricultural Loans

	March 31, 2013		December 31, 2012		March 31, 2012
dollars in millions	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Industry classification:
Services	$5,514	23.6%	$5,610	24.1%	$4,688	23.2%
Manufacturing	4,313	18.4	4,196	18.1	3,523	17.4
Public utilities	1,619	6.9	1,424	6.1	1,178	5.8
Financial services	2,016	8.6	2,236	9.6	1,922	9.5
Wholesale trade	1,741	7.4	1,604	6.9	1,514	7.5
Retail trade	884	3.8	889	3.8	828	4.1
Mining	783	3.3	761	3.3	610	3.0
Dealer floor plan	1,178	5.0	1,216	5.2	932	4.6
Property management	781	3.3	798	3.4	699	3.5
Transportation	877	3.8	851	3.7	750	3.7
Building contractors	481	2.1	459	2.0	429	2.1
Agriculture/forestry/fishing	491	2.1	584	2.5	576	2.9
Insurance	133	.6	112	.5	106	.5
Public administration	442	1.9	446	1.9	284	1.4
Communications	220	.9	183	.8	199	1.0
Individuals	1	—	1	—	2	—
Other	1,938	8.3	1,872	8.1	1,977	9.8
Total	$23,412	100.0%	$23,242	100.0%	$20,217	100.0%

We are experiencing growth in new high credit quality loan commitments, and utilization with clients in our middle market segment, and in our Institutional and Capital Markets business. Commercial, financial and agricultural loans increased $3.2 billion, or 15.8%, from the same period last year with Key Corporate Bank increasing $2.0 billion and Key Community Bank up $1.2 billion. While there was loan growth in most industry classifications compared to the year ago quarter, the most significant growth occurred in our two largest industry classifications: services and manufacturing. These industries represented 23.6% and 18.4%, respectively, of the total commercial, financial and agricultural loan portfolio at March 31, 2013, compared to 23.2% and 17.4%, respectively, at March 31, 2012. At the end of each of the quarterly periods provided in Figure XX above, loans in the services and manufacturing industry classifications accounted for over 40% of our total commercial, financial and agricultural loan portfolio.

Services and manufacturing are focus areas where we maintain dedicated industry verticals that are staffed by relationship managers who possess deep industry experience and knowledge. Our loans in the services classification grew by $826 million, or 17.6%, compared to last year. The growth in the services loan portfolio was largely related to increases in lending to large corporate, middle market, and business banking clients and was partially offset by decreases in loans to clients in private bank and real estate. Loans in the manufacturing classification grew by $790 million, or 22.4%, compared to the same period one year ago. Increases in lending to large corporate, middle market, and business banking clients accounted for the majority of the growth in this classification.”

Item 11. Executive Compensation, incorporated from page 44 of the Definitive Proxy Statement on Schedule 14A.

2.	We note that you have included your own calculation for your Chief Executive Officer’s compensation, which you describe on page 28 as representing her “amount of compensation actually realized.” Please tell us why you feel that this disclosure is helpful to investors and why it is not misleading in light of the compensation totals disclosed on page 42.

Securities and Exchange Commission

June 13, 2013

The Company believes the narrative disclosure set forth on page 28 of our proxy statement and the tabular disclosure on page 44 of the proxy statement (the “realized pay disclosure”) supplement the information presented in the Summary Compensation Table. The realized pay disclosure provides investors with the amount of compensation that was actually received by our Chief Executive Officer during 2012 and gives investors the tools to consider the alignment of our Chief Executive Officer’s pay with the performance of the Company. The Company believes investors are well served by having access to this additional disclosure when considering the effectiveness of the Company’s compensation program and when rendering say-on-pay decisions.

The Company further believes that the realized pay disclosure is clear and not misleading to investors. The narrative disclosure on page 28 of the proxy statement describes the differences between the Summary Compensation Table and the realized compensation disclosure, and the reasons for which realized compensation disclosure is provided. To further assist investors, the components of our Chief Executive Officer’s “realized” compensation are clearly set forth in both narrative and tabular format as: gross base salary received in 2012; gross annual incentive earned in 2012; and the fair market value of restricted stock awards that vested in 2012, irrespective of when granted.

Item 13. Certain Relationships and Related Transactions, and Director Independence, incorporated from page 17 of Definitive Proxy Statement on Schedule 14A.

3.	Please confirm that you are aware no other transactions for which disclosure would be required pursuant to Item 404 of Regulation S-K, and please revise future filings to include this representation, if true.

KeyCorp maintains disclosure controls and procedures designed to identify transactions that would fall within the disclosure requirements of Item 404 of Regulation S-K (“Item 404”). All of the transactions that have been identified by KeyCorp as requiring disclosure under Item 404 have been disclosed on page 17 of the proxy statement. We are aware of no other transaction for which disclosure would be required under Item 404.

We have reviewed Item 404 and its accompanying instructions and have consulted with our outside advisors regarding any negative representations required by Item 404. In the absence of such a requirement, KeyCorp will continue to monitor its related party transactions and will disclose all transactions that are required to be disclosed in compliance with Item 404.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Securities and Exchange Commission

June 13, 2013

In responding to our comments, please provide a written statement from the company acknowledging that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the staff’s request, KeyCorp has executed a written statement acknowledging the foregoing, which is attached hereto as Exhibit A.

We appreciate the efforts of the staff to assist KeyCorp in resolving the above comments. Please contact the undersigned at 216-689-7841 or Michelle Potter at 216-689-4202 if you have any questions regarding the responses set forth above.

Very Truly Yours,

/s/ Robert L. Morris
Robert L. Morris
Chief Accounting Officer

cc:	Todd Schiffman

Assistant Director

Exhibit A

In response to the request by the staff of the Commission in its comment letter to KeyCorp dated May 10, 2013, through execution of this Statement, KeyCorp hereby acknowledges the following: (i) KeyCorp is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEYCORP
By:	/s/ Robert L. Morris
Robert L. Morris
Chief Accounting Officer

Dated: June 13, 2013